News for Immediate Release

Electrovaya to Establish Lithium-Ion Gigafactory in New York State

Electrovaya's first U.S. facility adds to its existing two Canadian facilities and will produce its proprietary high-performance lithium-ion cells and batteries

Toronto, Ontario - October 3, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF), a leading lithium-ion battery technology and manufacturing company, is pleased to announce that it has selected New York State as the location for its first U.S. gigafactory (the "Gigafactory"), for the production of cells and batteries.

Electrovaya will set up operations at a 137,000 square foot plant on a 52-acre campus near Jamestown, NY. The Company is developing the Gigafactory due to rising demand for its lithium-ion batteries, which provide superior safety and longevity in demanding applications for e-forklifts, e-trucks, e-robots, e-buses and more.

Dr. Raj Das Gupta, CEO of Electrovaya, said: "Electrovaya is proud to build our first U.S. gigafactory in New York State to manufacture our high-performance lithium-ion battery products with 100% renewable energy. We are very pleased to have strong support from the State for this venture and expect to continue to find additional non-dilutive funding to support capital needs."

"The Gigafactory will achieve three key objectives for the Company: Increase our manufacturing capacity to meet growing demand, improve our supply chain security and overall gross margins through added vertical integration, and develop additional market opportunities given the significant U.S.-based manufacturing capacity," continued Dr. Das Gupta.

Empire State Development (ESD) is assisting the project by providing up to $4 million of tax credits through the performance-based Excelsior Jobs Program, and $2.5 million of funding through the Regional Council Capital Fund Program. The Gigafactory will be located in a former electronics manufacturing facility and is expected to create approximately 250 new jobs, with expected production of more than one GWh of battery and energy storage systems over the next five years.

Electrovaya will also be eligible for other New York State funds, as well as U.S. federal funding from various agencies and programs . In July, the New York Power Authority Board of Trustees approved an allocation of more than 1.5 megawatts of low-cost hydropower under the Power Authority's Industrial Economic Development program to meet the increased electric load resulting from the Gigafactory. The final capital cost of the facility is estimated at approximately $75 million, and it is expected to open in phases starting late 2023.

Please find below a link to the New York State announcement made earlier today: https://www.governor.ny.gov/news/governor-hochul-announces-electrovaya-establish-lithium-io n-gigafactory-chautauqua-county

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Company's Infinity line of batteries is focused on commercial vehicles and its Solid State Technology under Development is focused on passenger vehicles. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the startup and opening of the plant by late 2023, to the expectation to continue to find additional non dilutive financing for the required additional capital needs, to the estimated initial capital costs of the giga plant, to the capacity of the plant to exceed 1 GWh of cells and batteries and energy storage systems, to the expectation to create 250 jobs over the next 5 years, to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and the anticipation of the Company delivering Infinity Battery Technology Products in Q4 FY2022 on the present purchase order to meet FY 2022 revenue targets, anticipated revenues in FY 2023, gross margin and ability to increase prices to help maintain gross margins, ability to have production ramps of the Infinity Battery Technology Products in Q4 FY2022 and FY2023 to meet demand, are all based on assumptions by the company and its end users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.